Crixus BH3 Acquisition Company

819 NE 2nd Avenue, Suite 500

Fort Lauderdale, FL 33304

September 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

RE:	Crixus BH3 Acquisition Company (the “Company”)

Registration Statement on Form S-1

(File No. 333-259269) (the “Registration Statement”)

Dear Mr. Alper:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on October 4, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CRIXUS BH3 ACQUISITION COMPANY

By:	/s/ Daniel Lebensohn
Name: Daniel Lebensohn
Title: Co-Chief Executive Officer